FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CanAlaska Uranium Ltd.
Suite 1020 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

Item 2.	Date of Material Change
July 30, 2012

Item 3.	News Release

The news release was disseminated through Canada News Wire on July 30, 2012

Item 4.	Summary of Material Change

Corporate Update

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

Vancouver, Canada, July 30th, 2012 -  CanAlaska Uranium Ltd. (TSX – CVV) (“CanAlaska” or the “Company”) announces that it has filed the annual audited consolidated financial statements of the Company for the year ending April 30, 2012, the management discussion and analysis dated July 30th, 2012 and the Form 20-F filed as an annual report.  These documents are available on SEDAR, EDGAR and the Company’s web site and are also available by contacting the Company offices directly.

The Company is now actively marketing its uranium exploration projects in the Athabasca basin area, and has entered into agreements to allow third party technical review.  At the current time the company has 878, 813 ha of property under exploration titles, and expects to maintain the core properties of this land position through December 31, 2013 (min. 582,776 ha).  There are certain land positions, where there has been recent active exploration, where title is current through 2032.  The Company has identified multiple significant exploration targets on the core properties.  These hold high potential for uranium discovery, and are of interest to third parties. The Company continues to be Operator of the Cree East and West McArthur Joint Ventures for the Korean Consortium and for Mitsubishi.

Over the past 5 years the Company has produced significant income from its project management and field operations, in the past, this income has been able to offset a large portion of corporate overheads. The contracting income from the exploration work has enabled CanAlaska to develop its own strong technical team.  In late 2011 this technical team generated porphyry copper style targets and staked five claim groups in British Columbia. One of these projects has been under third party option since January 2011, and since June CanAlaska’s geological team has been working on the project. The Company crews are now reviewing an additional 18 target areas. In June 2012, the Company staked a series of claims overlying geophysical targets in the vicinity of the past-producing Ruttan copper-zinc mine in Northern Manitoba, and is now evaluating further exploration targets in the area.  The Company will continue to research and evaluate further projects, with the aim to focus on near production or production enhancing situations.

Management has taken a number of strategic moves to reduce corporate overheads and streamline operations, to accommodate the slowdown of exploration commitment to uranium and the company’s reduced contracting income, in preparation to move into additional commodity markets.  The Company is closing is Saskatoon field office at the end of the lease in September.  There has been a reduction of staff, but we retain the core technical and operations team in Vancouver, with some outside consulting.  The pre-existing senior management contracts have been terminated, and new reduced time and period contracts are being negotiated.  These changes are expected to significantly reduce the Company’s overheads.

Further exploration and acquisition activities are being presented to the company from time to time, and these are being reviewed by management and the board.  At the Company’s AGM in September, we expect to be able to detail further progress which the company has made in the interim.

President Peter Dasler commented, “We have been able to build a significant number of well defined drill targets on our uranium properties in the Athabasca region.  We anticipate that there will be renewed interest in uranium exploration in the Athabasca, as we approach the projected world shortfall of uranium supply for new nuclear power plants in Asia and elsewhere.  In the interim we are looking at other commodities and near development opportunities.  Our current cash position allows us to continue to review and  investigate projects so as to maximize the opportunity for the growth of the Company.”

 Peter Dasler, M.Sc., P Geo. is the qualified technical person responsible for this news release.

.5.2	Disclosure for Restructuring Transactions

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7.	Omitted Information

Not Applicable

Item 8.	Executive Officer

Frances Petryshen
Telephone: 604-688-3211 Facsimile: 604-688-3217
Item 9.	Date of Report

Dated at the City of Vancouver, in the Province of British Columbia this 30th day of July 2012.